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Offering Statement for TrialSite Inc. ("TrialSite News")

TrialSite Inc. ("TrialSite News," the "Company," "we," or "us"), a Delaware C-Corp incorporated on 04/30/21, is holding the following offering:

Class B non-voting common stock at $2.10 per share.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $50,001 by 12/01/22 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $50,001 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

http://trialsitenews.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

TrialSite Inc.

Business Address:

1013 Centre Road, Suite 403-B

Wilmington, Delaware 19805

Mailing Address:

159 W Broadway, Suite 200

Salt Lake City, Utah 84101

Eligibility

2. The following are true for TrialSite Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Daniel O'Connor | Director and Officer

Employee Background

Over 20+ years working in the software sector with a focus on biopharmaceutical/FDA regulated and healthcare industry. The founder of multiple startups including one company developing FDA compliant clinical trials document management systems (Zorch Software) acquired by a publicly traded company and merged into Computer Sciences Corp (now DXC Technologies).

Earned Juris Doctor from University of California, Hastings College of Law & MA University of California, Los Angeles. BA degree from San Francisco State University.

3-Year Work History

TrialSite News | 2018 - Present
This is Daniel's primary position.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Daniel O'Connor

Securities

4.0M

Security Class

3.2M Class A Common Stock and 800,000 Founder's Preferred Stock

Voting Power

69.33%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

TrialSite brings much needed independent, objective and unbiased media and analysis to medical research. As populations age, so comes the need for new health products and services. With the move to value-based care in the United States for example comes the need for more empowered and informed consumers and patients. TrialSite publishes complex medical research for viewing by a wide range of subscribers from busy physician and other health care professionals to patients (and family members) to industry as well as investors. TrialSite's leadership continues to advance the proprietary media and social authoring platform to extend and enhance how people can share and access unbiased research information from clinical trial results to university drug discovery efforts to private equity investments in emerging science. The founder, Daniel O'Conner fully financed the company from the end of 2018 until August 2021 when it set up a paywall. A "paywall" is a method of restricting access to content to those who purchase or pay a subscription fee.

Now generating revenues, the Company intends to expand to include transparent unbiased news and information for life science investors, from private equity and VCs to institutional investors placing investments in life sciences companies. TrialSite tracks the entire ecosystem not holding back or filtering information like many other media. Moreover, we are contiously advancing the proprietary technology behind TrialSite. We have included features such as social authoring (similar to Substack or Medium) and will soon release a dynamic Q&A feature. Our goal is to continuously add compelling features to the platform so that over time it becomes a unique media and social network dedicated to medical research. Funding will help A) accelerate new features, B) expand our coverage into life science investment, and C) support subscription marketing efforts.

In a few short years, with little marketing and one founder/financier, TrialSite has become a well-known and increasingly global brand.

We seek to use the funds from this financing to continue to A) enhance the product (user/reader experience) and add more engagement features to deliver a unique asset combining elements of media, social authoring network (similar to Substack, Inc.), B) expand coverage to include investor community and C) expand marketing to drive more subscriptions.

We hope to make TrialSite a digital hub where valuable stakeholders in the global life science community come to learn, contribute and engage from health care professionals and industry to the patient advocacy community and investors

With additional funds we hope to have 10,000 subscribers by the end of 2022 reaching between $500K to $1M in revenue. We will strive to grow to 25,000 subscribers by the end of 2023 approaching $2M in revenue. As we segment the media sections including various disease/therapeutic areas (patients, doctors and other health care professionals, regulators, etc.) we hope to also build out the most robust, specialized investor-targeted media and social network for health & life sciences research. We believe we are poised to take off and grow with support.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The Company generated a small profit in 2021 but recently has a substantial net loss and negative operating cash flows as part of the development of its business.

The Company generated a small profit for the year ended December 31, 2021, but since then as the Company has spent to grow the Company further, has generated net losses and negative cash flows from operating activities. As of April 30, 2022, it has incurred losses of $122,693.10. In order to achieve its growth goals, it may generate continued or increased losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses could increase significantly, and the value of its stock could decline.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of significant revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its management and other key personnel.

In particular, we are dependent on our officers, specifically our CEO, Daniel O'Connor. The loss of the officers, including Daniel O'Connor, or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel, and specifically on Daniel O'Connor, in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

We collect, store, process and use our customers' and other's personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.

We collect, store, process and use our customers' and others personally identifiable information and other data, and we rely on third parties that are not directly under our control to do so as well. While we take measures intended to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not gain unauthorized access to this information. If we were to experience a breach, disruption or failure of systems compromising our customers' data, our brand and reputation could be adversely affected, use of our products could decrease and we could be exposed to a risk of loss, litigation and regulatory proceedings. Depending on the nature of the information compromised in a data breach, disruption or other unauthorized access to our customers' data, we may also have obligations to notify customers about the incident and we may need to provide some form of remedy for the individuals affected. Such breach notification laws continue to develop and may be inconsistent across jurisdictions. Complying with these obligations could cause us to incur substantial costs and negative publicity.

Data protection laws may be interpreted and applied inconsistently from country to country and from state to state in the United States, and often impose requirements that are inconsistent with one another. In addition, because various jurisdictions have different laws and regulations concerning the use, storage and transmission of such information, we may face complex and varied compliance requirements in existing markets as well as in new international markets that we seek to enter. Such laws and regulations, and the variation between jurisdictions, could subject us to elevated costs of security measures, liabilities or negative publicity that could adversely affect our business

Regulatory scrutiny of privacy, data collection, use of data and data protection is intensifying globally, and the personal information and other data we collect, store, process and use is increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in Europe. These laws often develop in ways we cannot predict and may materially increase our cost of doing business, particularly as we expand the nature and types of products we offer. We are closely monitoring regulatory developments in this area, any actual or perceived failure by us to comply with any regulatory requirements or orders or other domestic or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others (e.g. class action litigation), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business.

In addition, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. For example the European Union has such a requirement which requires us to store data locally.

A significant disruption in our websites, servers or information technology systems, or those of our third-party partners, or flaws or other vulnerabilities in our products, could impair our customers' viewing experience or otherwise adversely affect our customers, damage our reputation and harm our business.

As a news publisher, our website and mobile app are important presentations of our business, identity and brand, and an important means of interacting with, and providing information to, consumers. We depend on our servers and centralized information technology systems, and those of third parties, for product functionality and to store intellectual property, forecast our business, maintain financial records, manage operations and inventory and operate other critical functions. Accordingly, we rely heavily on the accuracy, capacity and security of both our information technology systems and those of third parties. We allocate significant resources to maintaining our information technology systems and deploying network security, data encryption, training and other measures to protect against unauthorized access or misuse. Nevertheless, our websites and information technology systems, and those of the third parties we rely on, are susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, structural or operational failures, computer viruses, hacking attacks, telecommunication failures, user error, malfeasance, system upgrades, integration or migration, and other foreseeable and unforeseeable events. Such failures and disruptions could adversely affect our reputation, competitive position, financial condition and results of operations.

For example, we use Amazon Web Services, or AWS, to maintain the interconnectivity of our mobile app to our servers and those of the streaming services that our customers access to enjoy our products. Our brand, reputation and ability to retain and attract new customers depend on the reliable performance of our technology and cloud-based content delivery. Because AWS runs its own platform that we access, we are vulnerable to both system-wide and VIAAS-specific service outages at AWS. Our access to AWS' infrastructure could be limited by a number of potential causes, including technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent. If we were to experience an AWS service interruption, or if the security of the AWS infrastructure were compromised or believed to have been compromised, our ability to serve our customers and our reputation with current and potential customers would be negatively impacted.

Changes in how network operators manage data that travel across their networks or in net neutrality rules could harm our business.

Our business relies in part upon the ability of consumers to access high-quality streaming content through the internet. As a result, the growth of our business depends partially on our customers' ability to obtain low-cost, high-speed internet access, which relies in part on network operators' continued willingness to upgrade and maintain their equipment as needed to sustain a robust internet infrastructure, as well as their continued willingness to preserve the open and interconnected nature of the internet. We exercise no control over network operators, which makes us vulnerable to any errors, interruptions or delays in their operations. Any material disruption in internet services could harm our business.

To the extent that the number of internet users continues to increase, network congestion could adversely affect the reliability of our platform. We may also face increased costs of doing business if network operators engage in discriminatory practices with respect to streamed picture or video content in an effort to monetize access to their networks by users. In the past, internet service providers, or ISPs, have attempted to implement usage-based pricing, bandwidth caps and traffic shaping or throttling. To the extent network operators create tiers of internet access service and charge our customers in direct relation to their consumption of audio and video content, our ability to attract and retain customers could be impaired, which would harm our business.

On December 14, 2017, the Federal Communications Commission announced that it was repealing the net neutrality rules adopted in 2015. Net neutrality rules were designed to ensure that all online content is treated the same by ISPs and other companies that provide broadband services. The repeal of the net neutrality rules could force us to incur greater operating expenses, cause our streaming partners to seek to shift costs to us or result in a decrease in the streaming-based usage of our platform by our customers, any of which would harm our results of operations.

The development and commercialization of the Company's products and services are highly competitive.

Although the Company believes it is the first and only Company that has merged media/news and social authoring/network specifically targeting life sciences The Company faces competition with respect to it's current products and services as well as future prodcuts that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Individual markets being targeted are emerging industries where new competitors are entering the market frequently. Many of the Company's potential competitors have significantly greater financial, technical and human resources and may have superior expertise in research and access to information and products and thus may be better equipped than the Company to develop and commercialize its services. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The CEO, Daniel O'Connor, owns a majority of the Class A Voting Common Stock and 100% of the Founders Preferred Stock and could exhibit significant control and influence over the ongoing operations.

As a result, he is solely responsible for making critical decisions for the Company, such as whether to raise money and whether to enter into important strategic transactions. He has the ability to control the outcome of all matters submitted to the Company for approval, including the election, removal, and replacement of Directors, and any merger, consolidation, or sale of all or substantially all of the Company's assets.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. To safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the CEO and officers to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	23,810
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	23,810
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	119,047
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	119,047
Price Per Security	$2.10
Minimum Individual Purchase Amount	$1,000
Offering Deadline	12/01/22
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

TrialSite Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 5.0% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $50,001 and $249,998.7 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $50,001, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $50,001, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Technology Development	20%	$10,000.2	20%	$49,999.74
Marketing	20%	$15,000.2	30%	$74,999.61
Content and Writers	30%	$15,000.3	30%	$74,999.61
Reserve	30%	$10,000.3	20%	$49,999.74
Total	100%	$50,001	100%	$249,998.7

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Class B Non-voting common stock at $2.10 per share.

Dividend Rights:

The holders of shares of Class B Non-Voting Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis.

Voting Rights:

Except as otherwise required by law, shares of Class B Non-Voting Common Stock shall be non-voting.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

No. Refer to amended and restated certificate of incorporation.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Authorized Option Pool	Convertible Note/SAFEs	Voting Rights
Common Class A	8,000,000	4,819,350	251,211	N/A	Yes.
Common Class B	2,000,000	N/A	N/A	N/A	No.
Founders Preferred	800,000	800,000	N/A	N/A	Yes.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes. The securities being offered are Class B Non-Voting Common Stock. These securities differ from the Class A Voting Common Stock in that they do not come with any voting rights. The Company also has Founders Preferred which has voting rights on an as if converted basis with the Class A Voting Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners with no voting rights, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of Class A Voting Common Stock give management voting control of the company. As an owner of Class B Non-Voting Common Stock you have no voting rights (except as may be required by Delaware law) including voting rights related to: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Amended and Restated Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

24. What other exempt offerings has the Company conducted within the past three years?

The Company issued stock to the CEO and a few advisors. The Company has issued options to a number of persons.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

No.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes. The company was founded in late 2018 and had its first revenue in September 2021.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company is a startup with no debt and small revenues but with, we believe, a significant opportunity to expand. Currently the company operates at a small loss and we continue to develop the proprietary media/social authoring network technology.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See attachments:
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:

0. **Association with an entity regulated by such commission, authority, agency or officer?**
1. **Engaging in business of securities, insurance, or banking?**
2. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

TrialSite Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Governance:

Amended and Restated Certificate of Incorporation:
See Attachment.
Corporate Bylaws:
See Attachment.

Opportunity:

Offering Page: See Exhibit B

Financials:

See Exhibit A

Subscription Agreement:

See Exhibit C

Exhibit A

Financial Statements I hereby certify that the financial statements provided for TrialSite Inc. and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by this principal executive officer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201(bb).

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

Daniel O'Connor

5/22/2022

3:17 PM

05/11/22

Cash Basis

TrialSite Inc

Profit & Loss

January through April 2022

	Jan - Apr 22
Ordinary Income/Expense	
Income	
Other Income	154.40
Sales	
Sales - Youtube/Google	8,276.47
Sales - Other	100,477.94
Total Sales	108,754.41
Total Income	108,908.81
Expense	
Advertising and Promotion	2,467.97
Bank Service Charges	714.50
Computer and Internet Expenses	12,814.04
Contract Labor	199,329.71
Federal Income Taxes	8,096.00
License	20.00
Office Supplies	512.06
Professional Fees	5,062.16
State taxes	1,655.00
Travel Expense	930.47
Total Expense	231,601.91
Net Ordinary Income	-122,693.10
Net Income	**-122,693.10**

TrialSite Inc
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Other Income	121.37
Sales	
Sales - Youtube/Google	54,650.07
Sales - Other	201,694.69
Total Sales	256,344.76
Total Income	256,466.13
Expense	
Advertising and Promotion	538.48
Bank Service Charges	1,020.91
Computer and Internet Expenses	13,644.05
Contract Labor	151,948.79
Dues & Subscriptions	1,002.63
Legal fees	6,000.00
Office Supplies	3,511.87
Professional Fees	4,373.00
Rent Expense	1,120.00
Travel Expense	1,118.07
Total Expense	184,277.80
Net Ordinary Income	72,188.33
Net Income	72,188.33

3:18 PM

05/11/22

Cash Basis

TrialSite Inc
Balance Sheet
As of April 30, 2022

	Apr 30, 22
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Checking	28,230.72
Total Checking/Savings	28,230.72
Other Current Assets	
Due from other account - Youtub	16,334.32
Total Other Current Assets	16,334.32
Total Current Assets	44,565.04
TOTAL ASSETS	44,565.04
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card at Wells Fargo	6,789.60
Total Credit Cards	6,789.60
Other Current Liabilities	
Due to TrialSite News LLC	8,270.33
Total Other Current Liabilities	8,270.33
Total Current Liabilities	15,059.93
Total Liabilities	15,059.93
Equity	
Capital Stock	-10.12
Owner's Equity - Becky Swain	20.00
Owner's Equity - Daniel	80,000.00
Retained Earnings	72,188.33
Net Income	-122,693.10
Total Equity	29,505.11
TOTAL LIABILITIES & EQUITY	44,565.04

TrialSite Inc
Balance Sheet - Tax Basis
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Checking	116,776.62
Total Checking/Savings	116,776.62
Other Current Assets	
Due from other account - Youtub	16,334.32
Total Other Current Assets	16,334.32
Total Current Assets	133,110.94
TOTAL ASSETS	133,110.94
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card at Wells Fargo	3,142.40
Total Credit Cards	3,142.40
Other Current Liabilities	
Due to TrialSite News LLC	7,770.33
Total Other Current Liabilities	7,770.33
Total Current Liabilities	10,912.73
Total Liabilities	10,912.73
Equity	
Capital Stock	-10.12
Owner's Equity - Becky Swain	20.00
Owner's Equity - Daniel	50,000.00
Net Income	72,188.33
Total Equity	122,198.21
TOTAL LIABILITIES & EQUITY	133,110.94

3:16 PM

05/11/22

TrialSite Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	72,188.33
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from other account - Youtub	-16,334.32
Credit Card at Wells Fargo	3,142.40
Due to TrialSite News LLC	7,770.33
Net cash provided by Operating Activities	66,766.74
FINANCING ACTIVITIES	
Capital Stock	-10.12
Owner's Equity - Becky Swain	20.00
Owner's Equity - Daniel	50,000.00
Net cash provided by Financing Activities	50,009.88
Net cash increase for period	116,776.62
Cash at end of period	116,776.62

TRIALSITE INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2021

1. ORGANIZATION AND PURPOSE

TRIALSITE INC. (the "Company"), is a corporation organized under the laws of the State of Delaware and was incorporated on April 30, 2021. The Company operates a clinical research news website combining comprehensive digital media with aspects of social networking.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Basis of Accounting:

The Company prepares its financial statements using the cash method of accounting. The amount of revenue is recognized when payments are received and expenses are recorded when paid.

Cash equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the year ended December 31, 2021, the Company's cash positions include its operating bank account.

Legal fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

Exhibit B

Offering Page

TrialSite News

TrialSite brings independent, objective and unbiased media and analysis to medical research, one of the global economy's most vital sectors. As populations age, so comes the need for new health products and services. TrialSite translates complex medical research for a wide range of subscriber from busy physician and other health care professionals to patients (and family members) to industry.



Progress: 0 %

Funding Raised

$0.00

Funding Goal

$50,001-$249,998.7

Days Remaining

180 Days

Invest Now

Company Website   SAVE DEAL

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

TrialSite brings much needed independent, objective and unbiased media and analysis to medical research. As populations age, so comes the need for new health products and services. With the move to value-based care in the United States for example comes the need for more empowered and informed consumers and patients. TrialSite publishes complex medical research for viewing by a wide range of subscribers from busy physician and other health care professionals to patients (and family members) to industry as well as investors. TrialSite's leadership continues to advance the proprietary media and social authoring platform to extend and enhance how people can share and access unbiased research information from clinical trial results to university drug discovery efforts to private equity investments in emerging science. The founder, Daniel O'Conner fully financed the company from the end of 2018 until August 2021 when it set up a paywall. A "paywall" is a method of restricting access to content to those who purchase or pay a subscription fee.

Now generating revenues, the Company intends to expand to include transparent unbiased news and information for life science investors, from private equity and VCs to institutional investors placing investments in life sciences companies. TrialSite tracks the entire ecosystem not holding back or filtering information like many other media. Moreover, we are contiously advancing the proprietary technology behind TrialSite. We have included features such as social authoring (similar to Substack or Medium) and will soon release a dynamic Q&A feature. Our goal is to continuously add compelling features to the platform so that over time it becomes a unique media and social network dedicated to medical research. Funding will help A) accelerate new features, B) expand our coverage into life science investment, and C) support subscription marketing efforts.

In a few short years, with little marketing and one founder/financier, TrialSite has become a well-known and increasingly global brand.

We seek to use the funds from this financing to continue to A) enhance the product (user/reader experience) and add more engagement features to deliver a unique asset combining elements of media, social authoring network (similar to Substack, Inc.), B) expand coverage to include investor community and C) expand marketing to drive more subscriptions.

We hope to make TrialSite a digital hub where valuable stakeholders in the global life science community come to learn, contribute and engage from health care professionals and industry to the patient advocacy community and investors

With additional funds we hope to have 10,000 subscribers by the end of 2022 reaching between $500K to $1M in revenue. We will strive to grow to 25,000 subscribers by the end of 2023 approaching $2M in revenue. As we segment the media sections including various disease/therapeutic areas (patients, doctors and other health care professionals, regulators, etc.) we hope to also build out the most robust, specialized investor-targeted media and social network for health & life sciences research. We believe we are poised to take off and grow with support.

Security Type:

Equity Security

Price Per Share

$2.10

Post Money Valuation:

$22,680,000

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 1, 2022

Minimum Investment Amount:

$1,000

Target Offering Range:

$50,001-$249,998.7


TS NEWS
Where Life Sciences Research
Meets the World

Problem

A lack of transparency, objectivity and too much bias in medical research news and information. Hierarchical models mean patients, health care providers, investors and others don't have access to a network of medical research stakeholders interested in democratizing information to empower patients, enlighten health care providers, help augment investor research as well as competitive intelligence for industry. TrialSite provides a novel solution introducing the first media and social platform dedicated to transparent medical research tracking research sites, biopharmaceutical sponsors, regulators, patients, and investors tracking life sciences. A $100+ billion market, medical research has hit challenging times apparent during the COVID-19 pandemic. Healthcare professionals seek to access unbiased easy to consume, summarized objective information about research breakthroughs; patients (patient advocates) also seek out objective non-jargon, trustworthy information about clinical trials while investors also seek out objective information—all stakeholders with an interest in medical research need a more transparent based platform that also grows into a horizontal medical research network—a first of its king. Access to relevant, original content including news and insights combined with news to connect with other like-minded stakeholders to better understand unfolding research related topics, from clinical trials to the latest observational studies to real world evidence in a user-friendly environment represents a gap.

Solution

TrialSite provides a novel solution introducing the first media and social platform dedicated to transparent, unbiased, non-industry influenced medical research tracking research sites, biopharmaceutical sponsors, regulators, patients and investors tracking life sciences. An independent and unbiased media platform TrialSite fills a void in the market, generates compelling original content as well as offers digital engagement with authoring, dynamic question and answers and several planned other features. For example, over 50% of physicians across the USA are now employed by health systems, hospitals or larger practices. They don't have a lot of time to track clinical trials of interest by reading long, complex medical journals. They appreciate our trusted and importantly, independent sources that offer research summaries showcasing the good and challenges in a candid and frank manner. Likewise, patients/patient advocate groups as well as other healthcare professionals and investors active in research seek out unbiased, objective information to help them better understand complex health research challenges. Additionally traditional medical research communications remain a hierarchical world that doesn't necessarily democratize unbiased dependable information. TrialSite's engagement tools including qualified self-authorship, dynamic questions and answers and more planned features represents a new paradigm in democratizing medical research information.

Business Model

A few year-olds startup, TrialSite generates revenue via subscriptions. We plan on expanding this subscriber base across therapeutic areas, provider specialists, industry and investor communities. Moreover, while TrialSite hasn't generated revenue by advertising the Q&A function for example is open access and further revenues can be generated via advertising. TrialSite also generates some revenue via advertising on the YouTube platform. With expanding content, traffic and classes of subscriber TrialSite forecasts a robust revenue model. While we do not censor or sell data, we continue to collect rich data about user/traffic trends by therapeutic area, location and potentially other attributes such as demographics. Over time this might be another source for revenue.

Traction & Customers

With additional funds we will target 10K subscribers by end of 2022 reaching between $500K to $1m. We will strive to grow to 25,000 subscribers by the end of 2023 approaching $2m in revenues. As we segment the sections including various disease/therapeutic areas (patients, doctors and other health care professionals, regulators, etc.) we will also build out the most robust, specialized investor-targeted media and social network for health & life sciences research. Back to today most online startups can't generate revenue via subscription. We believe we are poised to take off and grow with support.

Investors

The founder fully financed the company from the end of 2018 until August 2021 when we set up a paywall.

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Terms

This is an offering of Class B Non-Voting Common Stock, under registration exemption 4(a)(6), TrialSite Inc.. This offering must raise at least $50,001 by December 1st, 2022 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. TrialSite may issue additional securities to raise up to $249,998,7 the offering's maximum.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch   **Market Projection**   Communication Channel   Team   About

Market Projection

Based on trends with the politicization of medical research, concerns about bias and industry influence over medical journals and trade publications, Trial Site is part of a trend in the democratization of medical and health research, and we expect that trend will only intensify.

Competition

TrialSite doesn't have direct competition for what it does but there is substantial overlap. For example, CenterWatch offers news, information and paid insight into medical research while medical journals offer myriad study articles. Trade publications are specialized and not patient friendly and are heavily influenced by industry. In fact, all medical research news, journals and trade press are heavily influenced by industry. News media more critical of the pharmaceutical industry tend to be biased, anti-pharma with a political or ideological agenda. TrialSite has neither.



Daniel O'Connor
Director and Officer
Background

Over 20+ years working in the software sector with a focus on biopharmaceutical/FDA regulated and healthcare industry. The founder of multiple startups including one company developing FDA compliant clinical trials document management systems (Zorch Software) acquired by a publicly traded company and merged into Computer Sciences Corp (now DXC Technologies). Earned Juris Doctor from University of California, Hastings College of Law & MA University of California, Los Angeles. BA degree from San Francisco State University.

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Legal Company Name

TrialSite News

Location

1013 Centre Road
Suite 403-B
Wilmington, Delaware 19805

Number of Employees

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

April 30, 2021

Exhibit C

Subscription Agreement

THE SECURITIES OFFERED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOST THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

TRIALSITE INC. CLASS B NON-VOTING COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to TrialSite Inc., a Delaware corporation (the "**Company**"), on the terms and conditions set forth below:

1. <u>Subscription</u>. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class B Non-Voting Common Stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $2.10 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Bitcoin/Ethereum payable (as the Company shall direct) to the Company.

By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

2. <u>Acceptance.</u> The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. <u>Purchase Procedure</u>.

(a) <u>Payment</u>. The purchase price for the Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Shares in accordance with the online payment process established by the intermediary.

(b) <u>Escrow Arrangements</u>. Payment for the Shares shall be received by Prime Trust LLC (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Shares pursuant to this Subscription Agreement, it shall not transfer such Shares except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities & Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) No Public Market. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) Legends. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants or negotiations (whether oral or written).

(r) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

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SIGNATURE PAGE

Subscriber subscribes for the number of Shares set forth below. This Subscription Agreement and the representations, warranties, acknowledgements, and agreements contained in this Subscription Agreement shall be binding upon the successors and assigns of Subscriber.

Subscribers, sign below:

Investor Type: %%INVESTOR_TYPE%%

Subscriber Details: %%SUBSCRIBER_DETAILS%%

Number of Shares: %%UNIT_COUNT%%

Purchase Price: %%UNIT_PRICE%%

Funds tendered: %%AMOUNT%% (Payable to "TrialSite Inc."), which shall be tendered by wire transfer, ACH, or Bitcoin/Ethereum of immediately available funds to the Company's account specified by the Company.

TrialSite Inc., a Delaware corporation (the "Company") hereby accepts the subscription of %%AMOUNT%% for %%UNIT_COUNT%% shares of common stock of the Company as of the date set forth below.

COMPANY: TrialSite Inc.

Subscriber: %%INVESTOR_SIGNATURES%%

Issuer:%%ISSUER_SIGNATURE%%

Date:%%NOW%%